November 25, 2024

Arun Swaminathan
Chief Executive Officer
Coya Therapeutics, Inc.
5850 San Felipe St. Suite 500
Houston, TX 77057

       Re: Coya Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 20, 2024
           File No. 333-283366
Dear Arun Swaminathan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Steven Skolnick, Esq.